BB

K9
12/27

05044890

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11754

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterne Agee & Leach, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 700
(No. and Street)

Birmingham (City) Alabama (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Fred Wagstaff, III (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North, Suite 1800 Birmingham, Alabama 35203-3207
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
NOV 29 2005
WASH. D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CA 12/29/05

OATH OR AFFIRMATION

We, James S. Holbrook, Jr. and C. Fred Wagstaff, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee & Leach, Inc., as of September 30, 2005, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer except as disclosed in note 4 of the Company's consolidated financial statements as of September 30, 2005. In addition, we confirm that the annual financial statements and operations reports filed with the Securities and Exchange Commission have been made available to all members and allied members of Sterne, Agee & Leach, Inc. as required by NYSE Rule 418.15.

James S Holbrook Jr
Signature

CEO
Title

Signature

C. Fred Wagstaff III
Title
CFO

Janice Burt
Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

- X (a) Facing page
- X (b) Statement of Financial Condition
- (c) Statement of Operations
- (d) Statement of Changes in Financial Condition
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

KPMG

STERNE, AGEE & LEACH, INC.

(A Wholly Owned Subsidiary of Sterne, Agee & Leach Group, Inc.)

Consolidated Statements of Financial Condition

September 30, 2005 and 2004

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
SouthTrust Tower
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors
Sterne, Agee & Leach, Inc.:

We have audited the accompanying consolidated statements of financial condition of Sterne, Agee & Leach, Inc. (a Delaware corporation and wholly owned subsidiary of Sterne, Agee & Leach Group, Inc.) and subsidiary (the Company) as of September 30, 2005 and 2004. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the consolidated financial position of Sterne, Agee & Leach, Inc. and subsidiary as of September 30, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

November 23, 2005

STERNE, AGEE & LEACH, INC.
(A Wholly Owned Subsidiary of Sterne, Agee & Leach Group, Inc.)

Consolidated Statements of Financial Condition

September 30, 2005 and 2004

Assets	**2005**	**2004**
Cash and cash equivalents	$ 3,492,306	5,266,926
Cash segregated and securities on deposit for regulatory purposes	2,000	4,352,000
Receivables:		
Broker dealers and clearing organizations	61,368,448	64,093,057
Customers	169,219,019	140,158,253
Related parties	4,180,577	2,199,639
Securities owned, at fair value:		
U.S. Government obligations	13,709,395	3,064,728
State and municipal obligations	4,662,753	16,149,259
Corporate obligations	557,399	4,670,336
Corporate stocks	579,589	405,887
Bank notes	—	10,000
Other	23,382	96,476
	19,532,518	24,396,686
Exchange membership, at cost (fair value, $2,800,000 in 2005 and $1,050,000 in 2004)	195,000	195,000
Furniture, equipment, and leasehold improvements (less accumulated depreciation and amortization of $7,424,931 in 2005 and $6,684,922 in 2004)	2,485,146	2,486,704
Goodwill	3,000,297	3,000,297
Other assets	5,929,023	7,608,916
Total assets	$ 269,404,334	253,757,478

(Continued)

Liabilities and Stockholder's Equity		2005	2004
Bank loans	$	33,700,000	47,900,000
Payables:			
Broker dealers and clearing organizations		131,420,019	78,060,775
Customers		48,768,852	70,434,115
Related parties		—	94,942
Securities sold but not yet purchased, at fair value:			
U.S. Government obligations		10,521,880	6,226,893
State and municipal obligations		564,608	91,172
Corporate stocks		248,790	345,173
Corporate obligations		71,640	398,878
Bank notes		—	176,847
Options		—	3,985,873
Other		89,403	17,768
		11,496,321	11,242,604
Accounts payable and other liabilities		16,912,333	19,683,859
Total liabilities		242,297,525	227,416,295
Commitments and contingencies (note 12)			
Stockholder's equity:			
Common stock, $5 par value; authorized 350,000 shares, issued and outstanding 254,350 shares in 2005 and 2004, respectively		1,271,750	1,271,750
Additional paid–in capital		14,749,611	14,749,611
Accumulated other comprehensive income, net		180,625	—
Retained earnings		10,904,823	10,319,822
Total stockholder's equity		27,106,809	26,341,183
Total liabilities and stockholder's equity	$	269,404,334	253,757,478

See accompanying notes to consolidated statements of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Business and Principles of Consolidation

Sterne, Agee & Leach, Inc. (the Company), is a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc. (SAL Group or the Parent) and is a full service, self clearing broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange and the National Association of Securities Dealers (NASD).

The consolidated financial statements include the accounts of the Company and the accounts of an inactive and immaterial subsidiary.

All significant intercompany transactions and accounts have been eliminated in consolidation.

The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking and investment advisory businesses.

(b) Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

(c) Accounting for Securities Transactions and Other Activity

Securities owned and receivables/payables with brokers and customers are recorded on a settlement date basis. Differences between the trade and settlement dates for securities owned were not material.

Securities owned and securities sold but not yet purchased are stated at fair value.

Marketable securities are stated at fair value based on quoted market prices, and securities not readily marketable are stated at fair value as determined by management.

(d) Resale and Repurchase Agreements and Securities Lending Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings, except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. Resale agreements are treated as collateralized financing transactions and are carried at contract values. Accrued interest on the agreements is included in other assets. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(e) ***Securities Borrowing and Lending Activities***

Securities borrowed and securities loaned transactions are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(f) ***Collateral***

The Company reports assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets.

(g) ***Furniture, Equipment, and Leasehold Improvements***

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment, and amortization of leasehold improvements, is provided on a straight-line basis over the estimated useful lives of the assets or the terms of the leases, whichever is less.

(h) ***Goodwill***

Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. The Company tests the balance for impairment, with no loss on impairment recognized through September 30, 2005. The Company has no intangible assets apart from goodwill as of September 30, 2005 or 2004. Accordingly, goodwill of $3.0 million at September 30, 2005 and 2004 represents an unamortized intangible asset under the terms of SFAS No. 142.

(i) ***Income Taxes***

The Company and its subsidiary are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis. The amount of current taxes payable or refundable and deferred taxes are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The asset and liability method is used for recognizing deferred tax assets and liabilities.

(j) ***New Accounting Pronouncements***

In July 2005, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Interpretation, *Accounting for Uncertain Tax Positions*. This exposure draft proposes guidance on the recognition and measurement of uncertain tax positions and, if issued, may result in companies raising the threshold for recognizing tax benefits that have some degree of uncertainty. The exposure draft also addresses the accrual of any interest and penalties related to tax uncertainties. The comment period for this exposure draft recently concluded. The FASB is currently re–evaluating the proposed statement, including the effective date.

(Continued)

(k) Reclassification

Certain amounts in the 2004 financial statements have been reclassified to conform with the 2005 presentation.

(2) Cash Segregated and Securities on Deposit for Regulatory Purposes

At September 30, 2005 and 2004, cash of $1,000 and $4,351,000, respectively, was segregated in special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(3) Receivables From and Payables To Broker Dealers and Clearing Organizations

The balances shown as receivables from and payables to broker dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at September 30 were as follows:

		2005	2004
Receivables:			
Securities failed to deliver	$	15,727,173	12,260,188
Securities borrowed		15,983,052	22,859,334
Clearing organizations and other		29,658,223	28,973,535
	$	61,368,448	64,093,057
Payables:			
Securities failed to receive	$	13,006,351	13,034,508
Securities loaned		91,300,750	42,178,550
Other		27,112,918	22,847,717
	$	131,420,019	78,060,775

(4) Receivables From and Payables To Customers

The balances shown as receivables from and payables to customers principally represent cash and margin balances arising in the normal course of business. These receivables are collateralized by customer securities held by the Company, the value of which is not reflected in the accompanying consolidated statements of financial condition. Included in receivables from customers is $73,228 and $247,540 in 2005 and 2004, respectively, from officers and directors of the Company. Included in payables to customers is $90,399 and $380,997 in 2005 and 2004, respectively, to officers and directors of the Company.

(Continued)

(5) Investment Securities

Investment securities available for sale at September 30, 2005 are included in other assets and summarized as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Stock warrants	$ 235,680	291,330	—	527,010

There were no securities classified as available for sale as of September 30, 2004.

There were no sales of securities classified as available for sale during the years September 30, 2005 or 2004.

There were no securities that had been in an unrealized loss position during either of the years ended September 30, 2005 or 2004.

(6) Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the market place can absorb only a limited number of shares of a security for which a ready market seemingly exists.

At September 30, 2005, these securities represented equities at estimated fair values of $23,382.

(7) Bank Loans

Short-term borrowings at September 30, 2005 and 2004 of $24,200,000 and $25,800,000, respectively, are at rates ranging from 4.9% to 5.0%. They are collateralized by securities with fair values at September 30, 2005 and 2004 of approximately $28,138,580 and $29,475,000, respectively. Customer loans at September 30, 2005 and 2004 of $0 and $7,100,000, respectively, are collateralized by securities with fair values of approximately $0 and $27,324,000 at September 30, 2005 and 2004, respectively.

The Company also maintains $10,000,000 of unsecured lines of credit, which are renewable annually and bear interest at 0.5% below the prime rate, which was 6.25% and 4.25% at September 30, 2005 and 2004, respectively. The Company had borrowings against these lines of credit of $4,500,000 and $5,000,000 at September 30, 2005 and 2004, respectively. The Company also maintains an additional $10,000,000 line of credit, bearing interest at the fed fund rate plus 62.5 basis points, which was 5.25% and 2.44% at September 30, 2005 and 2004, respectively. Borrowings against this line were $5,000,000 at both September 30, 2005 and 2004. The Company also maintains an additional $5,000,000 line of credit, bearing interest at 0.5% below the prime rate, which was 6.25% and 4.25% at September 30, 2005 and

2004, respectively. Borrowings against this line were $0 and $5,000,000 at September 30, 2005 and 2004, respectively.

(8) Income Taxes

In accordance with SFAS No. 109, *Accounting for Income Taxes*, the Company has recorded deferred tax assets of $490,893 and $157,608 for 2005 and 2004, respectively, consisting primarily of depreciation differences and net operating loss carryforwards of a purchased subsidiary for 2005 and 2004. Due to the uncertainty as to the timing of the reversal of the carryforwards, a valuation allowance of $13,733 has been established on these deferred tax assets for both 2005 and 2004, respectively. The Company has also recorded deferred tax liabilities of $110,705 and $183,973 for 2005 and 2004, respectively, which primarily represent differences relating to investment in partnership.

The Company has federal net operating loss carryforwards generated by the subsidiary prior to its acquisition by the Company. The carryforwards are $14,588 and $36,139 at September 30, 2005 and 2004, respectively. The carryforwards have expiration dates through fiscal year 2010.

(9) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2005 and 2004, the Company had net capital amounts of $11,754,406 and $11,938,197, respectively, which were approximately 6% and 7%, respectively, of aggregate debit balances. Net capital amounts were also $7,912,622 and $8,575,942, respectively, in excess of required net capital.

(10) Profit Sharing Plan and Trust

The Parent has a defined contribution profit sharing plan (the Plan) covering substantially all of the Company's employees. Any discretionary contribution to the plan is determined annually by the board of directors of the Parent. During the years ended September 30, 2005 and 2004, matching contributions were made to the Plan totaling $150,222 and $128,205, respectively. Discretionary contributions of $200,000 and $213,000 were accrued during 2005 and 2004, respectively.

(11) Related Party Transactions

Affiliates of the Company, in addition to SAL Group, its parent company, include Trust Company of Sterne, Agee & Leach, Inc. (Trust Company), Sterne Agee Financial Services, Inc. (SAFS), Sterne Agee Capital Markets, Inc. (SACM), and Sterne Agee Asset Management, Inc. (SAAM).

(Continued)

Net receivables/payables from SAL Group and affiliated companies, as of September 30, 2005 and 2004, are included in related party receivables and payables in the accompanying consolidated statements of financial condition and were as follows:

		2005	2004
Payable to affiliates	$	—	94,942
Receivable from affiliates		4,180,577	2,199,639

SAL Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company, as well as payroll, accounting, and other administrative services.

The Parent maintains a $2.5 million unsecured line of credit, which is available to the Company for funding needs. This line of credit is renewable annually and bears interest at 0.5% below the prime rate. The Company had no borrowings against this line of credit at September 30, 2005 and 2004.

(12) Commitments and Contingencies

The Company leases office space and equipment under operating leases with terms in excess of one year. The future minimum rental commitments as of September 30, 2005, was as follows:

2006	$	2,293,623
2007		1,745,161
2008		1,388,894
2009		1,281,537
2010		1,171,950
Thereafter		1,893,749
	$	9,774,914

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's results of operations or financial position.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2005 and 2004, and were subsequently settled had no material effect on the consolidated statements of financial condition.

(13) Financial Instruments

(a) Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

Fair values of futures and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payable to broker dealers and clearing organizations or customers, as applicable.

Premiums and unrealized gains and losses for purchased option contracts are recognized gross in the consolidated statements of financial condition. The unrealized gains for delayed-delivery, to-be-announced (TBA), and when-issued securities generally are recorded in the consolidated statements of financial condition net of unrealized losses by counterparty.

(b) Fair Value of Financial Instruments

The financial instruments of the Company are reported in the consolidated statements of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(c) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward exchange contracts, exchange-traded, and over-the-counter options, delayed deliveries, mortgage-backed to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

(Continued)

The Company had certain other transactions which, in accordance with industry practice, were not recorded on the consolidated statements of financial condition. At September 30, 2005 and 2004, the Company had commitments to enter into future resale and repurchase agreements. At September 30, 2005 and 2004, the Company had also borrowed securities and pledged securities against those borrowed securities.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statements of financial condition at September 30, 2005 and 2004, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2005 and 2004.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(Continued)

(d) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(14) Proprietary Accounts of Introducing Brokers

The Company, in its capacity as a clearing broker dealer, clears transactions for certain proprietary accounts of introducing brokers (PAIB). An introducing broker may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the clearing broker have entered into a PAIB agreement. The Company, in its capacity as a clearing broker, prepares a reserve computation for the PAIB accounts of all its introducing brokers, in accordance with the customer reserve computation guidelines set forth in Rule 15c3-3. At September 30, 2005 and 2004, amounts held on deposit in special reserve bank accounts for the proprietary accounts of introducing broker dealers were $1,000 for both year ends.

(15) Collateral

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at September 30, 2005, consist of the following (at fair value):

	Carrying amount
Financial statement classification:	
Securities owned	$ 19,105,942
Payable to broker dealers	9,032,638

The Company has accepted collateral with a fair value of $15,983,052 and $22,859,334 at September 30, 2005 and 2004, respectively, under a securities borrowed transaction for delivery of short sale securities.